Via Facsimile and U.S. Mail
Mail Stop 6010

November 10, 2008

Darren Parmenter
Senior Vice President and Chief Accounting Officer
(Principal Financial Officer)
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

Re: Hilltop Holdings Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Form 10-Q for the Quarterly Period Ended June 30, 2008
       File Number: 001-31987

Dear Mr. Parmenter:

       We have reviewed your October 9, 2008 response to our September 24, 2008 comment letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Loss Development, pages 13-14

1.   Please refer to your response to our prior comment number one. It does not appear that you have addressed our comment in its entirety. Please provide in your disclosure a reconciliation explaining and quantifying the reasons for the differences between the statutory reserves as of December 31, 2007 (for ASIC and NLIC) and your total GAAP reserves of $18,091,000 as of December 31, 2007. In addition, please revise your disclosure to include a ten year table presented in accordance with GAAP as required by Industry Guide 6 or disclose why it is impracticable to do so.

Darren Parmenter
Hilltop Holdings Inc.
November 10, 2008
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies and Estimates, page 52

2.   With respect to part (a) of our prior comment two, please present the reserve by line of business for each year presented.

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        Please contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments.   In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant